Exhibit 107

Calculation of Filing Fee Tables

424(b)(3)

(Form Type)

Ryder System, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities

Fees to Be Paid	Debt	Medium- Term Notes	457(r)	400,000,000	99.952%	399,808,000	0.00014760	59,011.66

	Debt	Medium- Term Notes	457(r)	600,000,000	99.765%	598,590,000	0.00014760	88,351.88

Carry Forward Securities

	Total Offering Amounts					998,398,000		147,363.54

	Total Fees Previously Paid

	Total Fee Offsets

	Net Fee Due							147,363.54